SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Certificate of decisions made at the extraordinary general shareholders’ meeting held on September 15, 2014.

MR IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the extraordinary general shareholders’ meeting of this entity, validly held on 15 September 2014, the following resolutions were passed:

“FIRST A

1. Capital increase by means of in-kind contributions

1.1. New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)	for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive), the number of shares of Banco Santander (without rounding) that can be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)	for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that can be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below. According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive) (hereinafter, the “Bank Remuneration”). Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2. Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above. Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two. It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3. Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2. Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3. Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”). In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)	shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration. In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

4. No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

5. Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

6. Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

7. Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

8. Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

9. Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, within a period of one year from approval hereof.

2.	To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.	To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.	To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.

FIRST B

1. Capital increase by means of in-kind contributions

1.1. New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)	for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)	for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below. According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”). Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2. Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above. Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two. It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3. Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2. Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3. Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4. Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”). In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)	shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration. In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5. No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6. Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7. Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8. Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9. Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10. Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.	To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.	To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.	To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.

FIRST C

1. Capital increase by means of in-kind contributions

1.1. New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)	for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)	for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below. According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”). Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2. Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above. Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two. It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3. Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2. Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3. Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4. Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”). In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)	shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration. In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5. No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6. Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7. Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8. Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9. Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10. Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.	To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.	To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.	To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.

FIRST D

1. Capital increase by means of in-kind contributions

1.1. New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)	for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)	for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below. According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”). Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2. Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above. Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two. It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3. Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2. Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3. Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4. Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”). In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)	shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration. In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5. No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6. Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7. Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8. Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9. Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10. Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.	To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.	To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.	To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.

FIRST E

1. Capital increase by means of in-kind contributions

1.1. New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)	for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)	for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below. According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”). Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2. Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above. Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two. It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3. Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2. Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3. Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4. Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”). In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)	shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration. In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5. No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6. Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7. Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8. Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9. Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10. Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.	To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.	To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.	To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.

FIRST F

1. Capital increase by means of in-kind contributions

1.1. New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)	for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)	for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below. According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”). Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2. Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above. Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two. It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3. Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2. Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3. Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4. Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”). In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)	shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration. In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5. No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6. Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7. Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8. Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9. Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10. Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.	To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.	To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.	To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.

SECOND A

Extension of various cycles of the Deferred and Conditional Variable Remuneration Plan to certain employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander (Brasil) S.A. and other companies of its consolidated subgroup and resulting modification of the corresponding resolutions of the shareholders at the general shareholders’ meetings of the Bank held on 17 June 2011, 30 March 2012, 22 March 2013 and 28 March 2014.

To approve the extension to certain employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander (Brasil) S.A. (“Santander Brasil”) and other companies of its consolidated subgroup of the application of the successive cycles of the Deferred and Conditional Variable Remuneration Plan in effect on the date hereof, inasmuch as it is a remuneration system that includes the delivery of shares of Banco Santander, S.A. (the “Bank” or the “Company”) or of rights thereto, in order to permit the delivery of shares of the Bank represented by Brazilian Depositary Receipts (“BDRs”) to said employees and officers.

This extension entails the modifications set forth below of resolutions (i) Ten C of the ordinary general shareholders’ meeting of 17 June 2011, (ii) Eleven A of the ordinary general shareholders’ meeting of 30 March 2012, (iii) Thirteen A of the ordinary general shareholders’ meeting of 22 March 2013, and (iv) Thirteen A of the ordinary general shareholders’ meeting of 28 March 2014, which approved the first, second, third and fourth cycles of the Deferred and Conditional Variable Remuneration Plan, respectively. The modification refers to the employees and officers who, in each case, perform or performed their duties at Santander Brasil and other companies of its consolidated subgroup within the categories whose professional activities significantly affect the risk profile according to legal provisions in effect at any particular time (the “Identified Group of Santander Brasil”), as well as those other employees and officers of Grupo Santander that perform or have performed their duties at Santander Brasil or any of its subsidiaries who, due to their level of remuneration, were put on an equal level thereto by Santander Brasil (the “Equalised Personnel”).

The terms and conditions of the Cycles modified as provided below shall remain unchanged as approved by the shareholders at the respective ordinary general shareholders’ meeting of the Bank, and shall also apply to the members of the Identified Group of Santander Brasil and to the Equalised Personnel. However, it is resolved that the board of directors may make the adjustments necessary with respect to the Identified Group of Santander Brasil and the Equalised Personnel to take into account the particularities of Santander Brasil, including the following:

•	on occasion of each delivery of BDRs, and therefore subject to the same requirements, the members of the Identified Group of Santander Brasil and the Equalised Personnel shall be paid an amount in BDRs equal to the dividends paid for the deferred amount in BDRs of the variable remuneration, from the date on which the non-deferred portion thereof is paid until the date of payment of the corresponding BDRs;

•	the reference price for the calculation of the shares corresponding to the members of the Identified Group of Santander Brasil and to the Equalised Personnel by application of the corresponding Cycle was or shall be the average weighted daily volume of the average weighted listing prices of a unit of Santander Brasil (hereinafter, “Unit”) or, for the fourth cycle corresponding to 2014, a BDR for the last fifteen trading sessions of the month of January of the applicable year in each case.

This resolution and the modifications herein contained shall only take effect upon consummation of the public offering for the acquisition of all of the securities representing the share capital of Santander Brasil not owned by Grupo Santander (the “Offering”), which will take place with the implementation of at least the first of the capital increases referred to in Item One of the agenda.

I.	Extension of resolution Ten C of the ordinary general shareholders’ meeting of 17 June 2011, regarding the first cycle of the Deferred and Conditional Variable Remuneration Plan.

To modify the resolution adopted by the shareholders at the ordinary general shareholders’ meeting of the Bank on 17 June 2011 under item Ten C of the agenda regarding the first cycle of the Deferred and Conditional Variable Remuneration Plan (the “First Cycle”), in order to include the members of the Identified Group of Santander Brasil and the Equalised Personnel as beneficiaries of said cycle. To thus expand the maximum number of shares of the Bank to be delivered to the beneficiaries of said cycle.

The number of members of the Identified Group of Santander Brasil and Equalised Personnel to which the First Cycle extends is 48.

The maximum number of shares of the Bank that may be delivered under the First Cycle is increased by an amount of 291,000 shares. This number of shares corresponds to the number of Units for which part of the variable remuneration of the members of the Identified Group of Santander Brasil and Equalised Personnel corresponding to financial year 2011 is deferred, as determined by the board of directors of Santander Brasil. Said number of Units was determined taking into account the listing price of the Unit corresponding to the average weighted daily volume of the average weighted listing prices of a Unit for the last fifteen trading sessions of January 2012. The number of shares of the Bank that corresponds to the number of said Units has been determined taking into account the exchange ratio of 0.70 shares of the Bank for each Unit to which the Offering has been directed. The maximum number of said shares also includes those necessary to pay to the members of the Identified Group of Santander Brasil and to the Equalised Personnel in shares an amount equal to the dividends paid for the Units (initially) and for the shares of the Bank (after this resolution) that may be received on occasion of the payment of the portion of 2011 remuneration that is deferred, as provided in the regulation of the deferral of the 2011 variable remuneration of Santander Brasil. The Units and the shares corresponding to said dividends were calculated taking into account a listing price of 16.14 Brazilian reais for Santander Brasil and 23.057 Brazilian reais for the Bank.

II.	Extension of resolution Eleven A of the ordinary general shareholders’ meeting of 30 March 2012, regarding the second cycle of the Deferred and Conditional Variable Remuneration Plan.

To modify the resolution adopted by the shareholders at the ordinary general shareholders’ meeting of the Bank on 30 March 2012 under item Eleven A of the agenda regarding the second cycle of the Deferred and Conditional Variable Remuneration Plan (the “Second Cycle”), in order to include the members of the Identified Group of Santander Brasil and the Equalised Personnel as beneficiaries of said cycle. To thus expand the maximum number of shares of the Bank to be delivered to the beneficiaries of said cycle.

The number of members of the Identified Group of Santander Brasil and Equalised Personnel to which the Second Cycle extends is 49.

The maximum number of shares of the Bank that may be delivered under the Second Cycle is increased by an amount of 646,000 shares. This number of shares corresponds to the number of Units for which part of the variable remuneration of the members of the Identified Group of Santander Brasil and Equalised Personnel corresponding to financial year 2012 is deferred, as determined by the board of directors of Santander Brasil. Said number of Units was determined taking into account the listing price of the Unit corresponding to the average weighted daily volume of the average weighted listing prices of a Unit for the last fifteen trading sessions of January 2013. The number of shares of the Bank that corresponds to the number of said Units has been determined taking into account the exchange ratio of 0.70 shares of the Bank for each Unit to which the Offering has been directed. The maximum number of said shares also includes those necessary to pay to the members of the Identified Group of Santander Brasil and to the Equalised Personnel in shares an amount equal to the dividends paid for the Units (initially) and for the shares of the Bank (after this resolution) that may be received on occasion of the payment of the portion of 2012 remuneration that is deferred, as provided in the regulation of the deferral of the 2012 variable remuneration of Santander Brasil. The Units and the shares corresponding to said dividends were calculated taking into account a listing price of 15.16 Brazilian reais for Santander Brasil and 21.66 Brazilian reais for the Bank.

III.	Extension of resolution Thirteen A of the ordinary general shareholders’ meeting of 22 March 2013, regarding the third cycle of the Deferred and Conditional Variable Remuneration Plan.

To modify the resolution adopted by the shareholders at the ordinary general shareholders’ meeting of the Bank on 22 March 2013 under item Thirteen A of the agenda regarding the third cycle of the Deferred and Conditional Variable Remuneration Plan (the “Third Cycle”), in order to include the members of the Identified Group of Santander Brasil and the Equalised Personnel as beneficiaries of said cycle. To thus expand the maximum number of shares of the Bank to be delivered to the beneficiaries of said cycle.

The number of members of the Identified Group of Santander Brasil and Equalised Personnel to which the Third Cycle extends is 51.

The maximum number of shares of the Bank that may be delivered under the Third Cycle is increased by an amount of 1,154,000 shares. This number of shares corresponds to the number of Units for which part of the variable remuneration of the members of the Identified Group of Santander Brasil and Equalised Personnel corresponding to financial year 2013 is deferred, as determined by the board of directors of Santander Brasil. Said number of Units was determined taking into account the listing price of the Unit corresponding to the average weighted daily volume of the average weighted listing prices of a Unit for the last fifteen trading sessions of January 2014. The number of shares of the Bank that corresponds to the number of said Units has been determined taking into account the exchange ratio of 0.70 shares of the Bank for each Unit to which the Offering has been directed. The maximum number of said shares also includes those necessary to pay to the members of the Identified Group of Santander Brasil and to the Equalised Personnel in shares an amount equal to the dividends paid for the Units (initially) and for the shares of the Bank (after this resolution) that may be received on occasion of the payment of the portion of 2013 remuneration that is deferred, as provided in the regulation of the deferral of the 2013 variable remuneration of Santander Brasil. The Units and the shares corresponding to said dividends were calculated taking into account a listing price of 12.1757 Brazilian reais for Santander Brasil and 17.3938 Brazilian reais for the Bank.

IV.	Extension of resolution Thirteen A of the ordinary general shareholders’ meeting of 28 March 2014, regarding the fourth cycle of the Deferred and Conditional Variable Remuneration Plan.

To modify the resolution adopted by the shareholders at the ordinary general shareholders’ meeting of the Bank on 28 March 2014 under item Thirteen A of the agenda regarding the fourth cycle of the Deferred and Conditional Variable Remuneration Plan (the “Fourth Cycle”), in order to include the members of the Identified Group of Santander Brasil as beneficiaries of said cycle. To thus expand the maximum number of shares of the Bank to be delivered to the beneficiaries of said cycle.

The number of members of the Identified Group of Santander Brasil to which the Fourth Cycle extends is approximately 212.

The maximum number of shares of the Bank that may be delivered under the Fourth Cycle is increased by the maximum number of shares of the Bank to be delivered to the members of the Identified Group of Santander Brasil with respect to which it may apply with regard to their 2014 variable remuneration (the “Santander Brasil Bonus Shares Limit” or “SBBSL”). This additional amount shall be determined by applying the following formula, after deducting applicable taxes (or withholding):

SBBSL=	MABDSSB
2015 Listing Price

where (i) MABDSSB or “Maximum Amount of Bonus Distributable in Shares for Santander Brasil” is the maximum amount of variable remuneration or bonus (the “Bonus”) to deliver in shares to the members of the Identified Group of Santander Brasil to which the Fourth Cycle may apply, which, according to the estimate made by the board of directors, is 220,000,000 Brazilian reais, and (ii) 2015 Listing Price is the average weighted daily volume of the average weighted listing prices of a BDR for the last fifteen trading sessions of January 2015.

V.	Authorisation

Without prejudice to the general provisions set forth in item Three, in resolutions Ten C of the ordinary general shareholders’ meeting of 17 June 2011, Eleven A of the ordinary general shareholders’ meeting of 30 March 2012, Thirteen A of the ordinary general shareholders’ meeting of 22 March 2013 and Thirteen A of the ordinary general shareholders’ meeting of 28 March 2014 or in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other modifications thereto and other documents to be used, as well as to coordinate the implementation thereof with the relevant decision-making bodies of Santander Brasil. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares –for that portion that may remain in effect–corresponding to each of the beneficiaries of the First, Second, Third and Fourth Cycle covered by this resolution and resolutions Ten C of the ordinary general shareholders’ meeting of 17 June 2011, Eleven A of the ordinary general shareholders’ meeting of 30 March 2012, Thirteen A of the ordinary general shareholders’ meeting of 22 March 2013, and Thirteen A of the ordinary general shareholders’ meeting of 28 March 2014.

(v)	To determine the assignment of the beneficiaries of each one of the successive cycles of the Deferred and Conditional Variable Remuneration Plan to the groups participating therein, to set, without altering the maximum amount of the Bonus to be delivered in shares (including the maximum amount of the Bonus to be delivered to the members of the Identified Group of Santander Brasil and any Equalised Personnel), the specific number of beneficiaries of the plan; to establish the market interest rate to be applied to the deferred portion to be paid in cash; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions, and in the event that the maximum amount distributable in shares to be delivered is exceeded with respect to any of the groups to which the successive cycles of the plan are directed, to authorise the deferral and payment of the excess in cash, all with respect to the portion of each one of said successive cycles of the plan that may remain in effect.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the successive cycles of the Deferred and Conditional Variable Remuneration Plan (including those corresponding to the members of the Identified Group of Santander Brasil and to any Equalised Personnel to which it applies) or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash. In addition, the board may adapt said cycles of the plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or deferred amounts is contingent, as well as to determine whether, according to the cycles of the Deferred and Conditional Variable Remuneration Plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the appointments and remuneration committee.

(viii)	To adapt, with the approval of the board of directors of Santander Brasil, the other terms of the first, second, third and fourth cycles of the Deferred and Conditional Variable Remuneration Plan to apply to the members of the Identified Group of Santander Brasil and to any Equalised Personnel.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

All of the foregoing is without prejudice to the acts of the decision-making bodies of Santander Brasil or of other companies of its consolidated subgroup, whether already performed or hereafter performed in the exercise of the powers thereof within the framework established by this resolution.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Two A.

SECOND B

Extension of the first cycle of the Performance Shares Plan to certain employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander (Brasil) S.A. and other companies of its consolidated subgroup and resulting modification of the corresponding resolution of the shareholders at the general shareholders’ meeting of the Bank held on 28 March 2014.

I.	Purpose, beneficiaries and maximum number of shares to be delivered

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or rights thereto, the extension to the members of the Identified Group of Santander Brasil (the “Santander Brasil LTI Beneficiaries”) of resolution Thirteen B of the ordinary general shareholders’ meeting of the Bank of 28 March 2014, approving the application to the Identified Group and, if applicable, to other officers designated by the Company’s board of directors of the first cycle of the Performance Shares Plan in relation to the long-term incentive (hereinafter, the “LTI”) approved by the board of directors or applicable decision-making body for financial year 2014. This extension entails the following modifications of said resolution:

i)	The number of Santander Brasil LTI Beneficiaries is approximately 212.

ii)	Taking into account that the calculation by the board of directors of the maximum LTI amount that might correspond to the Santander Brasil LTI Beneficiaries is the amount in euros that equals 36,400,000 reais, calculated at the corresponding exchange rate on the date that the board of directors approves the Bonus for the executive directors of the Bank for financial year 2014 (the “Santander Brasil Maximum LTI”), the maximum number of shares of the Bank that can be delivered to the Santander Brasil LTI Beneficiaries under this plan (the “Santander Brasil LTI Shares Limit”) will be determined by the following formula:

Santander Brasil LTI Shares Limit=	Santander Brasil Maximum LTI
2015 Listing Price

In view of the foregoing, the maximum LTI amount that may be received by all of the beneficiaries of this long-term incentive (including the Santander Brasil LTI Beneficiaries) will be the amount resulting from adding to 51 million euros (the amount approved by the shareholders at the ordinary general shareholders’ meeting of 28 March 2014) the Santander Brasil Maximum LTI (the “New Overall Maximum LTI”) and the new maximum number of shares that can be delivered to said total number of beneficiaries under this first cycle of the LTI (the “New LTI Shares Limit”) will be determined by application of the following formula:

New LTI Shares Limit=	New Overall Maximum LTI
2015 Listing Price

In both the formula for calculating the Santander Brasil LTI Shares Limit as well as that for calculating the New LTI Shares Limit, “2015 Listing Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the Bonus for the Bank’s executive directors for financial year 2014.

The other terms and conditions of the first cycle of the LTI shall remain unchanged as approved by the shareholders at the ordinary general shareholders’ meeting of the Bank on 28 March 2014 under item Thirteen B of the agenda.

II.	Authorisation

Without prejudice to the general provisions set forth in item Three, in resolution Ten B of the ordinary general shareholders’ meeting of 28 March 2014 or in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used, as well as to coordinate the implementation thereof with the relevant decision-making bodies of Santander Brasil. Specifically, and merely by way of example, the board of directors shall have the following powers:

i)	To approve the content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

iv)	To determine the specific number of shares to which each of the beneficiaries of the plan is entitled, observing in each case the established maximum limits.

v)	To establish, without altering the New LTI Shares Limit, the specific number of beneficiaries of the plan and to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions.

vi)	To approve the engagement of an internationally recognised third party to verify the achievement of the total shareholder return (TSR) targets for purposes of the LTI and to provide advice on issues that may arise upon the implementation of the plan. Specifically, and merely by way of example, it may ask such third party: to obtain, from appropriate sources, the data upon which the calculation of TSR is to be based; to perform such calculation; to compare the Bank’s TSR with that at the institutions within the reference group; and to provide advice on the decision as to how to act in the event of unforeseen alterations in the reference group list that may require adjustments to the rules for comparison among them.

vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent in a direction not authorised by this resolution; such adaptation may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash. In addition, the board may adapt the plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

viii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the attributable shares is made contingent have been fulfilled with respect to the relevant period, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal of the appointments and remuneration committee.

ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

All of the foregoing is without prejudice to the acts of the decision-making bodies of Santander Brasil or of other companies of its consolidated subgroup, whether already performed or hereafter performed in the exercise of the powers thereof within the framework established by this resolution.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Two B.

SECOND C

Plan for employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander (Brasil) S.A. and other companies of its consolidated subgroup by means of the delivery of shares of the Bank linked to performance

I.	Purpose and operation of the Plan

To approve, to the extent it entails the delivery of shares of the Company, that the settlement of the performance share plan of Santander Brasil Plan intended for employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander and other companies of its consolidated subgroup called “Performance Share Plan 2013 – Investimento em Units do Banco Santander Brasil” (the “Plan”) be made by means of shares of the Bank represented by BDRs. Described below are the principal terms and conditions of the Plan, as approved by the board of directors of Santander Brasil, which are otherwise unchanged:

This is a Plan directed towards approximately 241 employees and officers of Grupo Santander that perform or have performed their duties at Santander Brasil and companies of its consolidated subgroup (the “Beneficiaries”). According to the terms thereof, subject to their continuity with the Group, the Beneficiaries shll receive a number of BDRs equal to the product of multiplying the maximum number of said securities that they could acquire under the Plan (the “Maximum Number of BDRs”) by a percentage. The Maximum Number of BDRs corresponds to the maximum number of Units to receive under the Plan, which was determined by the board of directors of Santander Brasil at 2,172,857 Units, while the percentage is linked to meeting certain objectives. Taking into account the exchange ratio of 0.70 shares of the Bank for each Unit to which the Offering has been directed, the Maximum Number of BDRs, and therefore the maximum number of shares of the Bank that can be delivered to the Beneficiaries under the Plan, is 1,521,000 shares.

The objectives to be met determining the percentage to apply to the Maximum Number of BDRs, and therefore the BDRs to be delivered to the Beneficiaries, are linked to the Total Shareholder Return (the “TSR”) of Santander Brasil for comparison to a reference group made up of credit institutions and the actual Return on Risk Weighted Assets of Santander Brasil (the “RoRWA”) compared to the projections thereof, in both cases between financial years 2013 and 2015 (both inclusive) (the “Reference Years”), all upon the terms developed by the board of directors of Santander Brasil.

In particular, the percentage to apply to the Maximum Number of BDRs will be that resulting from the application of the scale of percentages and subsequent adjustment set forth below:

a)	Scale of percentages

Position on TSR ranking between 2013 and 2015 (both inclusive)	Percentage
1st (first)	100%
2nd (second)	75%
3rd (third)	50%
4th (fourth)	0%

b)	Adjustment due to Overall Reduction Factor

A reduction factor, expressed in percentage terms, linked to the overall RoRWA of the Reference Years (the “Overall Reduction Factor”) shall in turn be applied to the percentage resulting from the table above. Said Overall Reduction Factor corresponds to the sum of the value of the reduction factor during each of said financial years (during each year, the “Annual Reduction Factor”), which shall be equal to the percentage resulting from the following formula for each one of the Reference Years:

RFn= |0.5 x Yn – 50%|

where,

“Yn” is the percentage of the RoRWA for year “n” (i.e. the percentage that the actual value of the Return on Risk Weighted Assets of Santander Brasil during a particular year represents of its projected value for that same year); and

RFn for the year in question shall be equal to (a) 0%, provided that the percentage of the RoRWA is equal to or greater than 100%; and (b) the amount resulting from the formula above, provided that the percentage of RoRWA is less than 100% and greater than 50%; and (c) 25%, provided that the percentage of the RoRWA is equal to or less than 50%.

The Plan covers the years 2013, 2014 and 2015, and the delivery of BDRs, if any, shall occur during financial year 2016 on the date determined by the board of directors, or by the executive committee of the Bank by delegation therefrom, which in any case may not be later than 31 July of said financial year.

II.	Authorisation

Without prejudice to the general provisions set forth in item Three or in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and to coordinate the implementation thereof with the relevant decision-making bodies of Santander Brasil. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve or ratify the content of the agreements and of such other supplementary documentation as may be necessary or appropriate, including the rules and regulations of the Plan.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of BDRs to which each of the Beneficiaries of the Plan is entitled, observing in each case the established maximum limits.

(v)	To modify, without altering the Maximum Number of BDRs, the specific number of Beneficiaries of the Plan as well as the number of BDRs to deliver to each beneficiary, the TSR valuation scale to substitute the TSR of Santander Brasil for that of Banco Santander (determining the corresponding reference group for such purpose), if applicable and in view of the liquidity of the Unit after consummation of the Offering, and to set the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions.

(vi)	To approve the engagement of an internationally recognised third party for the possible substitution of the TSR scale of Santander Brasil for that of Banco Santander and to verify the achievement of the TSR and RoRWA targets and to provide advice on issues that may arise upon the implementation of the Plan. Specifically, and merely by way of example, it may ask such third party: to obtain, from appropriate sources, the data upon which the calculation of TSR and the RoRWA is to be based; to perform such calculation; to compare the TSR between Santander Brasil (or, if applicable, Banco Santander) and the corresponding institutions within the reference group; and to provide advice on the decision as to how to act in the event of unforeseen alterations in the list of said reference group that may require adjustments to the rules for comparison among them.

(vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the Maximum Number of BDRs linked to the Plan or the basic conditions upon which the delivery thereof is made contingent in a direction not authorised by this resolution; such adaptation may include the substitution of the delivery of BDRs with the delivery of equivalent amounts in cash. In addition, the board may adapt the plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)	To further develop and specify the conditions upon which the receipt by the Beneficiaries of the respective BDRs or amounts is contingent, as well as to determine whether, according to the Plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the attributable BDRs is made contingent have been fulfilled with respect to the relevant period, with the power to modulate the number of BDRs to be delivered depending on the existing circumstances, all following a proposal of the appointments and remuneration committee.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

All of the foregoing is without prejudice to the acts of the decision-making bodies of Santander Brasil or of other companies of its consolidated subgroup, whether already performed or hereafter performed in the exercise of the powers thereof within the framework established by this resolution for the implementation of the Plan and the determination, development and specification of the rules and regulations thereof.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Two C.

SECOND D

Plans for employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander (Brasil) S.A. and other companies of its consolidated subgroup by means of options on shares of the Bank and linked to performance.

I.	Purpose and operation of the Options Plans

To approve, to the extent it entails the delivery of shares of the Company, that the settlement of the options plans of Santander Brasil Plan intended for employees and officers of Grupo Santander that perform or have performed their duties at Banco Santander and other companies of its consolidated subgroup called “Stock Option Plan—Investimento em Units (SOP 2011)” and “Stock Option Plan—Investimento em Units (SOP 2013)” (the “Options Plans”) be made by means of shares of the Bank represented by BDRs. Described below are the principal terms and conditions of the Options Plans, as approved by the board of directors of Santander Brasil, which are otherwise unchanged:

Pursuant to the Options Plans, the beneficiaries thereof were allocated a maximum number of options on shares of Santander Brasil that could be exercised based on the level of compliance with certain objectives of Santander Brasil (the “Potential Options”) and that upon the exercise thereof give the right to acquire a certain number of Units (which will become a number of BDRs after this resolution). The number of Potential Options shall be multiplied by a parameter previously established by the board of directors of Santander Brasil and linked to compliance with certain objectives of Santander Brasil. This will determine the final number of shares that, if exercised at the previously-established exercise price, will give the right to acquire the corresponding number of BDRs (the “Final Options”).

The beneficiary may exercise their Final Options at any time during a particular period (such time of exercise, the “Exercise Date”), and may not sell a number equivalent to 40% of the BDRs acquired for a period of 4 years from said date. This percentage shall be 50% in the case of the CEO (Diretor Presidente). Said restriction shall be lifted by thirds during the second, third and fourth anniversary of the Exercise Date.

The principal terms and conditions of each of the Options Plans are described below:

i)	Stock Option Plan—Investimento em Units (SOP 2011)

The number of employees and officers of Grupo Santander that perform or have performed their duties at Santander Brasil and other companies of its consolidated subgroup that are beneficiaries of this plan is approximately 182.

Taking into account the exchange ratio of 0.70 shares of the Bank for each Unit to which the Offering has been directed and the number of Potential Options allocated in accordance with this plan, the maximum number of BDRs to deliver to the beneficiaries thereof in case of exercise was 4,566,667.

The parameter by which the number of Potential Options had to be multiplied in order to obtain the number of Final Options depended on the Total Shareholder Return (the “TSR”) of Santander Brasil, for comparison with a reference group made up of credit institutions, between 30 September 2011 and 31 December 2013 and the actual performance in 2012 and 2013 of the Return on Risk Adjusted Capital of Santander Brasil compared to its projected performance (the “RORAC”), pursuant to the following percentage scales:

TSR ranking between 30/09/2011 and 31/12/2013	Percentage
1st (first)	100%
2nd (second)	75%
3rd (third)	50%
4th (fourth)	25%

A reduction factor, expressed in percentage terms, linked to the RORAC of the set of years in which this plan applies (i.e. 2012 and 2013) (the “Overall Reduction Factor”) was in turn applied to the percentage resulting from the table above. Said Overall Reduction Factor corresponded to the sum of the value of the reduction factor during each of said financial years (during each year, the “Annual Reduction Factor”), which was equal to the percentage resulting from the following table:

RORAC percentage	Annual Reduction Factor
> = 100%	0%
95% - 100%	2%
< 95%	5%

Applying these scales, the number of Final Options covered by this plan was determined to be 15% of the number of Potential Options, which corresponds to a maximum number of 685,000 BDRs to be delivered in case of exercise.

The exercise price of the Final Options in relation to this plan is 12.7234 Brazilian reais per option for each Unit, which corresponds to 18.1762 Brazilian reais per each BDR. As a result of this resolution, each option on a Unit shall be exchanged for 0.70 options on a BDR.

The period for the exercise of the plan is from 30 June 2014 until 30 June 2016.

ii)	Stock Option Plan—Investimento em Units (SOP 2013)

The number of employees and officers of Grupo Santander that perform or have performed their duties at Santander Brasil and other companies of its consolidated subgroup that are beneficiaries of this plan is approximately 47.

Taking into account the exchange ratio of 0.70 shares of the Bank for each Unit to which the Offering has been directed and the number of Potential Options allocated in accordance with this plan, the maximum number of BDRs to deliver to the beneficiaries thereof in case of exercise is 3,251,000.

The parameter by which the number of Potential Options shall be multiplied in order to obtain the number of Final Options will depend on the TSR of Santander Brasil between 2013 and 2015 and the actual performance from 2013 to 2015 (both inclusive) (the “Reference Years”) of the Return on Risk Weighted Assets of Santander Brasil (the “RoRWA”) compared to its projected performance. Specifically, said parameter will be that resulting from the application of the scale of percentages and subsequent adjustment set forth below:

a) Scale of percentages

Position on TSR ranking between 2013 and 2015 (both inclusive)	Percentage
1st (first)	100%
2nd (second)	75%
3rd (third)	50%
4th (fourth)	0%

b)	Adjustment due to Overall Reduction Factor

A reduction factor, expressed in percentage terms, linked to the overall RoRWA of the Reference Years (the “Overall Reduction Factor”) shall in turn be applied to the percentage resulting from the table above. Said Overall Reduction Factor corresponds to the sum of the value of the reduction factor during each of said financial years (during each year, the “Annual Reduction Factor”), which shall be equal to the percentage resulting from the following formula for each one of the Reference Years:

RFn= |0.5 x Yn – 50%|

where,

“Yn” is the percentage of the RoRWA for year “n” (i.e. the percentage that the actual value of the Return on Risk Weighted Assets of Santander Brasil during a particular year represents of its projected value for that same year); and

RFn for the year in question shall be equal to (a) 0%, provided that the percentage of the RoRWA is equal to or greater than 100%; and (b) the amount resulting from the formula above, provided that the percentage of RoRWA is less than 100% and greater than 50%; and (c) 25%, provided that the percentage of the RoRWA is equal to or less than 50%.

The exercise price of the Final Options in relation to this plan is 12.8423 Brazilian reais per option for each Unit, which corresponds to 18.3461 Brazilian reais per each BDR. As a result of this resolution, each option on a Unit shall be exchanged for 0.70 options on a BDR.

The period for the exercise of the plan is from 30 June 2016 until 30 June 2018.

II.	Authorisation

Without prejudice to the general provisions set forth in item Three or in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and to coordinate the implementation thereof with the relevant decision-making bodies of Santander Brasil. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve or ratify the content of the agreements and of such other supplementary documentation as may be necessary or appropriate, including the rules and regulations of the Options Plans.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of BDRs to which each of the Beneficiaries of the Options Plans is entitled, observing in each case the established maximum limits.

(v)	To modify, without altering the maximum number of BDRs to be delivered in case of exercise, the specific number of beneficiaries of the Options Plans as well as the number of BDRs to deliver to each beneficiary, the TSR valuation scale to substitute the TSR of Santander Brasil for that of Banco Santander (determining the corresponding reference group for such purpose), if applicable and in view of the liquidity of the Unit after consummation of the Offering, and to set the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions.

(vi)	To approve the engagement of an internationally recognised third party for the possible substitution of the TSR scale of Santander Brasil for that of Banco Santander and to verify the achievement of the TSR and RoRWA targets and to provide advice on issues that may arise upon the implementation of the Options Plans. Specifically, and merely by way of example, it may ask such third party: to obtain, from appropriate sources, the data upon which the calculation of TSR and the RoRWA is to be based; to perform such calculation; to compare the TSR between Santander Brasil (or, if applicable, Banco Santander) and the corresponding institutions within the reference group; and to provide advice on the decision as to how to act in the event of unforeseen alterations in the list of said reference group that may require adjustments to the rules for comparison among them.

(vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of BDRs linked to the exercise of the Options Plans or the basic conditions upon which the delivery thereof is made contingent in a direction not authorised by this resolution; such adaptation may include the substitution of the delivery of BDRs with the delivery of equivalent amounts in cash. In addition, the board may adapt the plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective BDRs or amounts is contingent, as well as to determine whether, according to the Options Plans to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the attributable BDRs is made contingent have been fulfilled with respect to the relevant period, with the power to modulate the number of BDRs to be delivered depending on the existing circumstances, all following a proposal of the appointments and remuneration committee.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

All of the foregoing is without prejudice to the acts of the decision-making bodies of Santander Brasil or of other companies of its consolidated subgroup, whether already performed or hereafter performed in the exercise of the powers thereof within the framework established by this resolution for the implementation of the Options Plans and the determination, development and specification of the rules and regulations thereof.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Two D.

THIRD

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as this resolution Three.

B) To authorise Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr José Javier Marín Romano, Mr Matías Rodríguez Inciarte and Mr Ignacio Benjumea Cabeza de Vaca so that any of them, acting severally, and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting.”

I HEREBY CERTIFY that pursuant to the resolution of the board of directors to require the presence of a Notary, the aforementioned extraordinary shareholders’ meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the general meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Second Vice Chairman, in Santander on 15 September 2014.

Reviewed

Second Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 15, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President